UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

Commission File Number: 1-12869

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

Exhibit:

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC.
EMPLOYEE SAVINGS PLAN

Date:	June 20, 2008	/s/ Marcia Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Constellation Energy Group, Inc.

Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
June 20, 2008

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

At December 31,	2007	2006

Assets
Investments, at fair value:
Mutual funds	$969,192,730	$841,837,010
Constellation Energy Group, Inc. common stock	557,818,729	412,467,173
Common Trust Fund	196,862,169	184,075,145
Short-term investments	473,121	1,174,522
Participant loans	31,679,850	30,340,937
Total Investments	1,756,026,599	1,469,894,787

Receivables:
Employer contributions	415,269	325,558
Participant contributions	1,539,387	1,215,143
Accrued dividends	2,277,226	2,166,037
Unsettled investment sales and other	2,854	94,681
Total Assets	1,760,261,335	1,473,696,206

Liabilities
Unsettled investment purchases	26,124	34,217
Total Liabilities	26,124	34,217

Net assets reflecting all investments at fair value	1,760,235,211	1,473,661,989

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,163,530)	1,578,030

Net assets available for benefits	$1,759,071,681	$1,475,240,019

The accompanying notes are an integral part of these financial statements.

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2007	2006

ADDITIONS
Investment Income
Dividends	$70,492,764	$44,738,300
Interest	8,723,650	8,021,111
Interest on participant loans	2,353,984	2,071,288
Net appreciation in fair value of investments (See note 4)	198,904,527	136,786,691
Total Investment Income	280,474,925	191,617,390

Contributions
Participant contributions	74,152,594	67,540,683
Participant rollover contributions	12,919,905	12,539,874
Plan transfers in (See note 1)	5,562,275	1,078,253
Employer matching contributions	20,826,229	18,956,874
Total Contributions	113,461,003	100,115,684

Total Additions	393,935,928	291,733,074

DEDUCTIONS
Withdrawals and distributions	(109,318,646)	(112,459,658)
Fees	(95,958)	(75,096)
Plan transfers out (See note 1)	(689,662)	—
Total Deductions	(110,104,266)	(112,534,754)

Change In Net Assets	283,831,662	179,198,320

Net assets available for benefits
Beginning of year	1,475,240,019	1,296,041,699

End of year	$1,759,071,681	$1,475,240,019

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1.  General Description of the Plan

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978.  Effective April 30, 1999, BGE shareholders approved the formation of a holding company – Constellation Energy Group, Inc. (Company or CEG) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document for a more comprehensive description of the Plan provisions.

Employee Stock Ownership Plan – Effective February 1, 2006, the CEG Common Stock Fund was reclassified as an Employee Stock Ownership Plan.  As a result of that change, participants may elect to receive their dividends on CEG common stock in cash.  If no election is made, the dividends are reinvested in additional shares of CEG common stock.

Eligibility – An employee is eligible to participate in the Plan as soon as practicable after the date of hire.

Administration – The Plan Administrator is the Manager – Benefits, Human Resources Division of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee).  TRP Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions – Eligible participants may contribute from 1% to 50% of their eligible pay through payroll deductions, on a before-tax basis, from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis, or a combination thereof.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation was $15,500 in 2007 and $15,000 in 2006.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contributions limit was $5,000 in 2007 and 2006.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment options as provided in the Plan.

Plan Transfers In – “Plan Transfers In” includes amounts relating to transfers of employees from the Nine Mile Point Represented Plan into the CEG Plan due to changes in employment positions that no longer allow them to participate in the Nine Mile Point Plan.  Effective July 2, 2007, CEG acquired Cornerstone Energy, Inc.  Participant balances including loans were merged into the Plan.  These balances are also reflected on the Statement of Changes in Net Assets Available for Benefits as “Plan Transfers In.”

Plan Transfers Out – Subsequent to the initial public offering of Constellation Energy Partners, LLC (CEP) common units, a standalone 401(k) Plan was created for Constellation Energy Partners, LLC. Certain employees were transferred to CEP and their balances, including any outstanding loans, were transferred to the CEP 401(k) Plan effective March 1, 2007.  These balances are reflected on the Statement of Changes in Net Assets Available for Benefits as “Plan Transfers Out.”

Company Matching Contributions – In general, the Company contributes an amount equal to one-half of the participant’s first six percent of contributions. However, the Company matching contribution for employees of Constellation New Energy, Inc. is 100% of the first five percent of contributions. All Company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Common Stock Fund. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options – Participants can elect to have their contributions invested in the following:

•      CEG Common Stock Fund

•      Fidelity Diversified International Fund

•      Fidelity Dividend Growth Fund

•      Fidelity Low Priced Stock Fund

•      Pimco Total Return Institutional Fund

•      T. Rowe Price Equity Income Fund

•      T. Rowe Price Growth Stock Fund

•      T. Rowe Price Mid-Cap Growth Fund

•      T. Rowe Price Mid-Cap Value Fund

•      T. Rowe Price New Horizons Fund

•      T. Rowe Price Small Cap Value Fund

•      T. Rowe Price Retirement Income Fund

•      T. Rowe Price Retirement 2005 Fund

•      T. Rowe Price Retirement 2010 Fund

•      T. Rowe Price Retirement 2015 Fund

•      T. Rowe Price Retirement 2020 Fund

•      T. Rowe Price Retirement 2025 Fund

•      T. Rowe Price Retirement 2030 Fund

•      T. Rowe Price Retirement 2035 Fund

•      T. Rowe Price Retirement 2040 Fund

•      T. Rowe Price Retirement 2045 Fund

•      T. Rowe Price Retirement 2050 Fund*

•      T. Rowe Price Retirement 2055 Fund*

•      T. Rowe Price Stable Value Fund**

•      Vanguard Institutional Index Fund

* New funds added to the plan December 5, 2006.

**New fund added to the plan April 1, 2006

CEG Common Stock Fund – Participant and Company matching contributions in the CEG Common Stock Fund are invested in Constellation Energy Group, Inc. common stock.

Employee Stock Account – An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

T. Rowe Price Stable Value Fund – As described in FASB Staff Position Nos. FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits were prepared on a fair value basis and reflect the adjustment of net assets from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Income – Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers – Participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds.

In addition, participants whose job status changes from or to represented and non-represented may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Constellation Energy Group, Inc. Employee Savings Plan.

Participant Loan Provisions – Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance.

Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan and ranges from 4.00% to 10.50% as of December 31, 2007.  Loan duration ranges from January 2008 to October 2036.

Withdrawals and Distributions – A participant may, on a daily basis, elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2.  Participants who  make a hardship withdrawal, and participants who have less than 5 years of service and withdraw basic before-tax and after-tax contributions that have not been in the Plan for two calendar years (unmatured), are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two calendar years (matured) are also eligible to be withdrawn.

Distributions to participants who retire or who separate from service are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting – All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative Costs –The Company currently pays all the administrative fees and expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG Common Stock are borne by the participant.  Investment management expenses are deducted from the assets of that fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on certain investments.

The Company currently receives a reimbursement for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  This reimbursement will be used to offset plan expenses otherwise paid by the Company.

Note 2. Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable – Represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments – Shares of common stock in the CEG Common Stock Fund held by T. Rowe Price Trust Company are valued as of year-end, using the quoted closing market price as reported by the “NYSE–Composite Transactions” published in the eastern edition of The Wall Street Journal.  Mutual fund shares held in the plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value, except for the T. Rowe Price Stable Value Fund, which consists primarily of fully benefit-responsive investment contracts.  In determining the net assets available for benefits, the T. Rowe Price Stable Value Fund is included in the financial statements at contract value, which represents cost plus accrued income minus redemptions.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or exchanges or obtaining loans from the Plan.  The cost of shares sold from the CEG Common Stock Fund and the mutual funds, as a result of participant distributions, withdrawals, exchanges or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Standards Issued — Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, became effective on January 1, 2008.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.  Fair value is the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The Company is currently analyzing the impact of SFAS No. 157 on the Plan’s financial statements.

Note 3.  Tax Status

The Company received the latest favorable determination letter from the Internal Revenue Service (IRS), dated December 28, 2005, with respect to the Plan as amended through September 1, 2004, subject to adoption of proposed amendments submitted on August 31, 2005, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.  The proposed amendments were effective February 1, 2006.  Although the plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4.  Investments

Investments which exceed five percent of the Plan’s net assets as of December 31, 2007 and December 31, 2006, include:

At December 31, 2007

Identity of Issue	Units	Current Value
CEG Common Stock Fund	5,440,317	$557,818,729
T. Rowe Price Stable Value Common Trust Fund	196,862,169	196,862,169
T. Rowe Price Growth Stock Fund	3,455,928	116,326,537
T. Rowe Price Equity Income Fund	3,855,419	108,337,261
Fidelity Diversified International Fund	2,382,645	95,067,521
T. Rowe Price Mid-Cap Growth Fund	1,626,156	93,780,392

At December 31, 2006

Identity of Issue	Units	Current Value
CEG Common Stock Fund	5,990,263	$412,467,173
T. Rowe Price Stable Value Common Trust Fund	184,075,145	184,075,145
T. Rowe Price Equity Income Fund	3,696,888	109,243,026
T. Rowe Price Growth Stock Fund	3,372,943	106,693,184
T. Rowe Price Mid-Cap Growth Fund	1,477,118	79,317,791
T. Rowe Price Small-Cap Value Fund	2,074,604	85,503,779
Vanguard Institutional Index	596,068	77,244,509

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows as of December 31, 2007 and December 31, 2006:

	2007	2006
CEG Common Stock Fund	$194,833,827	$70,176,932
Mutual Funds	4,070,700	66,609,759
Total	$198,904,527	$136,786,691

Note 5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee.  These transactions qualify as party-in-interest transactions.

During 2007, the Plan purchased 750,785 common shares of Constellation Energy Group, Inc. for $64,078,850 and sold 1,300,731 shares for $90,746,677.  During 2006, the Plan purchased 909,076 common shares for $52,297,259 and sold 1,682,198 shares for $96,711,432.

Note 7. Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and December 31, 2006:

At December 31, 2007

Net assets available for benefits per the financial statements	$1,759,071,681
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,163,530
Less: contribution receivable	(1,954,656)
Net assets available for benefits per the Form 5500	$1,758,280,555

At December 31, 2006

Net assets available for benefits per the financial statements	$1,475,240,019
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,578,030)
Less: amounts requested by participants for withdrawals and distributions at year end but paid in subsequent years	(590,327)
Less: contribution receivable	(1,540,701)
Net assets available for benefits per the Form 5500	$1,471,530,961

The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500 as of December 31, 2007:

Year Ended December 31, 2007

Withdrawals and distributions paid to participants per the financial statements	$109,318,646
Less: amounts requested by participants for withdrawals and distributions at December 31, 2006 paid in 2007	(590,327)
Withdrawals and distributions to participants per the Form 5500	$108,728,319

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2007:

Year Ended December 31, 2007

Contributions per the financial statements	$113,461,003
Less: contributions receivable at December 31, 2007	(1,954,656)
Plus: contributions receivable at December 31, 2006	1,540,701
Contributions per the Form 5500	$113,047,048

The following is a reconciliation of investment income per the financial statements to the Form 5500 as of December 31, 2007:

Year Ended December 31, 2007

Investment income per the financial statements	$280,474,925
Plus: current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,163,530
Less: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,578,030
Investment income per the Form 5500	$283,216,485

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Cost	Current Value
Mutual Funds
	Fidelity Diversified International	$90,633,506	$95,067,521
	Fidelity Dividend Growth	15,336,404	14,238,832
	Fidelity Low Priced Stock	6,347,742	6,011,275
	Pimco Total Return Inst	39,957,181	41,085,594
*	T. Rowe Price Equity Income Fund	113,959,508	108,337,261
*	T. Rowe Price Growth Stock Fund	110,479,816	116,326,537
*	T. Rowe Price Mid-Cap Growth Fund	89,595,632	93,780,392
*	T. Rowe Price Mid-Cap Value Fund	25,661,538	22,734,033
*	T. Rowe Price New Horizons Fund	47,980,803	45,311,218
*	T. Rowe Price Retirement 2005 Fund	5,604,731	5,648,383
*	T. Rowe Price Retirement 2010 Fund	44,786,735	45,038,795
*	T. Rowe Price Retirement 2015 Fund	56,998,221	57,506,251
*	T. Rowe Price Retirement 2020 Fund	64,638,181	65,143,914
*	T. Rowe Price Retirement 2025 Fund	34,389,666	34,776,424
*	T. Rowe Price Retirement 2030 Fund	24,915,058	25,051,548
*	T. Rowe Price Retirement 2035 Fund	7,886,571	7,877,432
*	T. Rowe Price Retirement 2040 Fund	10,375,330	10,379,296
*	T. Rowe Price Retirement 2045 Fund	3,041,648	3,003,186
*	T. Rowe Price Retirement 2050 Fund	277,420	273,237
*	T. Rowe Price Retirement 2055 Fund	576,837	564,878
*	T. Rowe Price Retirement Income Fund	8,838,133	8,851,253
*	T. Rowe Price Small-Cap Value Fund	86,640,361	76,617,024
	Vanguard Institutional Index	83,342,416	85,568,446
	Subtotal Mutual Funds	972,263,438	969,192,730
Common / Collective Trusts
*	T. Rowe Price Stable Value Common Trust Fund	196,862,169	196,862,169
	Subtotal Common/ Collective Trusts	196,862,169	196,862,169
Company Stock Fund
*	Constellation Energy Group, Inc.	385,881,585	557,818,729
	Subtotal Company Stock Fund	385,881,585	557,818,729
Short Term Investments
*	T. Rowe Price Short Term Distribution Account	404	404
*	T. Rowe Price Short Term Settlement Account	472,717	472,717
	Subtotal Short Term Investments	473,121	473,121
Loans
*	Loan Account
	Interest Range 4.00 – 10.50%
	Maturity Date Range January 2008 – October 2036	—	31,679,850
	Subtotal Loans	—	31,679,850

	Grand Total	$1,555,480,313	$1,756,026,599

* Represents party-in-interest